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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **November, 2009**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: November 19, 2009

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

ROYAL STANDARD MINERALS INC.

Royal Standard Minerals (RYSMF) Announces
High Priority Project Updates

Royal Standard Minerals, (RYSMF-OTCBB), Manhattan, Nevada, November 19, 2009, C.U.S.I.P 780919106) ("RSM") This release is directed to our new investors who may not be aware of the current activities in RSM or the distribution of the projects that are owned or controlled by the Company in Nevada. The Company is engaged in exploration and development of gold and precious metal properties in Nevada, announces several updates on current property holdings and assets in Nevada.

During this year Royal Standard Minerals exercised its option to purchase both patented and unpatented mining claim groups in Churchill County and the Manhattan District claims in Nye County, Nevada. These assets offer strategic support for future growth of the Company's gold-silver program in Nevada and specifically, to expand prospective property control for the permitted Goldwedge underground gold-silver project and facilities.

In the Manhattan District, the Company is continuing with an evaluation of the geologic data for all of its current holdings as these properties are expected to become high priority projects for permitting and development as a future source of gold mineralized material for the Goldwedge plant. Located in close proximity to the Company's Goldwedge plant facilities, the Manhattan claim properties are within 1 to 2 miles of the Goldwedge operations.

Since permitting the Goldwedge gold mining property, the Company has completed considerable underground development work to evaluate the upper portion of the drill indicated gold system.

During this period, a processing plant was constructed on the property to further test the gold recoveries of the mined material. As our most developed asset, Goldwedge is expected to move toward production in 2010.

Further, as a result of this completed work, evaluation and plant construction, the Company is implementing major equipment upgrades and technical enhancements to increase throughput and productivity to approximately 500 tons per day. These upgrades will move the plant facilities from a test mining mode to a more sustained higher level of production. These operations and plant modifications should also reduce operating costs and significantly increase daily gold concentrate production.

The Company is continuing with plans to install a more efficient dewatering system to help insure that the underground development program will proceed without delay related to water controls. As the Company continues with the development of the currently identified main zone shortly, this area of the deposit will constitute the initial primary source of gold mineralized material for the onsite gravity plant.

Elsewhere in the State of Nevada, at the Fondaway Canyon property in Churchill County, the Company is in the process of renewing the water use, drilling and underground bulk sampling permits for the property. Also in Churchill County at the Dixie-Comstock gold property, an epithermal gold system that has been extensively drill tested by major gold companies is considered to be a promising near surface gold/silver mineralized system.

At the recently announced, Elko County, Nevada projects, the Company has completed its study of its 100% controlled Pinon and Darkstar properties the Company has identified a number of new drill targets that have strong potential to be additive to the current near surface gold-silver resources at both properties and for deep, underground, "new" gold resources. The Company anticipates commencing the next phase of planning for the Pinon and Darkstar properties that should advance the properties toward future development.

In summary, Royal Standard Minerals is aggressively exploring and developing gold and silver properties in key mining districts in Nevada, five of which, the Goldwedge, Pinon, Darkstar, Fondaway Canyon and the Dixie-Comstock properties respectively, are advanced stage projects with established gold/silver resources.

Royal Standard Minerals, Inc. owns and controls several precious metal properties in the State of Nevada. Nevada is the 4th largest producer of gold in the world and the largest US domestic producer. The gold mining industry of Nevada produces almost 7.5% of the worlds gold supply and almost 80% of all gold produced in the USA.
http://www.nevadamining.org/documents/Economic_Overview_08.pdf.

RYSMF (C.U.S.I.P. # 780919106) is a natural resource exploration and development company. www.royalstandardminerals.com

For further information about this release contact Mr. Roland Larsen, (775) 487-2454 and/or Mr. Rich Kaiser, Investor Relations, 800-631-8127.

Royal Standard Minerals cautions that the statements made in this press release constitute forward looking statements, and no guarantees of future performance and actual results or developments may differ materially from the projections in the forward-looking statements. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made.

Contact: Roland Larsen804-580-8107   Rich Kaiser   800-631-8127